April 9, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

100 F Street, NE
Washington, DC 20549

Re: AAA Public Adjusting Group, Inc., Item 4.01 Form 8-K, Filed March 26, 2012 File No. 001-35130

Dear Mr. Rosenberg,

This is in response to your letter of April 2, 2012, in reference to the matters addressed in your letter. We would like to confirm certain matters to your office in regard to your concerns.

First we are filing the Amendment to the 8-K in reference to the proper documentation of the proper Exhibit number for the auditors letter from Baum & Company for the filing. Such should be submitted by the end of business today.

Second, the management and the board of directors is aware and does acknowledge that the Item 4.01, change of auditors, was not filed within four business days of the engagement of the new auditors. The reason was that Baum & Company had not related the sign off letter to the Company upon immediate request. None-the-less, the Company does acknowledge that this delinquency may impact the eligibility requirements for the filing of Form S-3, as stated in your letter.

Additionally, the Board of Directors and management hereby acknowledge that

1)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	That the Company by receipt of SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your input and guidance on this matter. We are here to assist the Commission in any further way possible.

Sincerely,

/s/ Alonzo Pierce

Alonzo Pierce

Chief Executive Officer